CENTRAL JAPAN RAILWAY COMPANY
JR Central Towers
1-1-4 Meieki, Nakamura-Ku
Nagoya, Aichi 453-6101, Japan
TEL: +81-52-564-2620
FAX: +81-52-587-1395





07025505

July 20, 2007

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Central Japan Railway Company
Rule 12g3-2(b) Exemption File No. 082-34904

Ladies and Gentlemen:

The following information is being supplied to the Securities and Exchange Commission (the "SEC") pursuant to the exemption for the Common Stock (the "Common Stock") of Central Japan Railway Company, a company incorporated under the laws of Japan (the "Company"), based upon Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 12g3-2(b)(1)(iv), set forth below is a revised list reflecting changes in the information that the Company is expected to or is required to (i) make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) file with a stock exchange on which its securities are traded and which was made public by such exchange, or (iii) distribute to its security holders. The list below also sets forth requirements regarding the timing and the source of the publication, filing or distribution.

dlw 7/26

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
1)	Annual securities report (*yukashoken houkokusho*) (including audited consolidated and non-consolidated financial statements) and any amendment thereto	Within three months after the end of the fiscal year (March 31)	Articles 24, 24-2(1) and 25 of the Securities and Exchange Law of Japan, which is scheduled to be renamed the Financial Instruments and Exchange Law (the "Securities Law")
2)	Semi-annual securities report (*hanki houkokusho*) (including consolidated and non-consolidated interim financial statements) and any amendment thereto	Within three months after the end of the interim period (September 30)	Articles 24-5(1), 24-5(5) and 25 of the Securities Law
3)	Securities registration statement (*yukashoken todokedesho*) and any amendment thereto or shelf registration statement and any amendment thereto, and supplemental documents thereto (if any)	Prior to the offering or sale of securities as stipulated in the Securities Law	Articles 4, 7, 23-3, 23-4, 23-8 and 25 of the Securities Law
4)	Extraordinary report (*rinji houkokusho*) and any amendment thereto (if any)	Without delay after an occurrence of any of the certain events designated in the Securities Law	Articles 24-5(4), 24-5(5) and 25 of the Securities Law
5)	Registration of take-over bid (*kokaikaitsuke todokedesho*) and any amendment thereto (if any)	Prior to such take-over bid	Articles 27-22-2 and 27-14 of the Securities Law
6)	Opinion statement report concerning take-over bid (*iken hyomei houkokusho*) and any amendment thereto (if any)	Within ten business days after the public announcement of commencing such take-over bid	Articles 27-10 and 27-14 of the Securities Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
7)	Report concerning take-over bid (*kokaikaitsuke houkokusho*) and any amendment thereto (if any)	Promptly after completion of such take-over bid	Articles 27-22-2 and 27-14 of the Securities Law
8)	Report of response to questions (*taishitsumon kaitou houkokusho*)	Within five business days after receiving the opinion statement report concerning take-over bid setting out questions to the bidder	Articles 27-10 and 27-14 of the Securities Law
9)	Report as to acquisition of its own shares by the Company (*jikokabuken kaitsuke joukyo houkokusho*) and any amendment thereto (if any)	If a resolution concerning acquisition of its own shares is adopted at a general meeting of shareholders or a meeting of the board of directors, the status of such acquisition shall be reported every month from the month in which such resolution is adopted to a month which shall be determined by a general meeting of shareholders as required by the Company Law of Japan (the "Company Law"), by the 15th day of the month following each such month	Articles 24-6 and 25 of the Securities Law
10)	Report on bulk holding (*tairyo hoyu houkokusho*) and any amendment thereto (if any)	Within five business days after the Company has obtained more than five percent of shares (including certificates of stock acquisition rights, bonds with stock acquisition rights, stock depositary receipts or other certain securities with a right, option or warrant to obtain such shares) of any listing company, and within five business days after the percentage of such shares has increased or decreased by	Articles 27-23, 27-25 and 27-28 of the Securities Law

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
		more than one percent	
11)	Confirmation of the adequacy of annual securities report, etc.	Promptly after the Company files its annual securities report and its semi-annual securities report	Article 10 of the Regulation on Timely Disclosure of Corporate Information of Issuers of Securities Listed on the Tokyo Stock Exchange (the "Timely Disclosure Regulation"), and similar rules of Osaka Securities Exchange and the Nagoya Stock Exchange (collectively, "Other Stock Exchanges")
12)	Affidavit of timely disclosure at the time of change of representative of the Company	Immediately after change of the representative of the Company and upon expiration of five-year period after the previous filing of the affidavit	Article 4-4 of the Timely Disclosure Regulation and similar rules of Other Stock Exchanges
13)	Brief announcement of annual financial results (*kessan tanshin*)	Promptly after the settlement of financial results	Article 2(1)(III) of the Timely Disclosure Regulation, and similar rules of Other Stock Exchanges
14)	Brief announcement of interim financial results for the first six months of each business year (*chukan kessan tanshin*)	Promptly after the settlement of interim financial results	Article 2(1)(III) of the Timely Disclosure Regulation, and similar rules of Other Stock

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
			Exchanges
15)	Financial review and performance of the first/third quarter (*shihanki kaiji*)	Promptly after the settlement of financial results of the first/third quarter	Article 2(5) of the Timely Disclosure Regulation, and similar rules of Other Stock Exchanges
16)	Corporate Governance Report and its amendment	Promptly after its amendment	Article 4-5 of the Timely Disclosure Regulation and similar rules of Other Stock Exchanges
17)	Improvement Report (*kaizen houkokusho*)	Promptly after being requested by the relevant stock exchanges	Article 22 of the Timely Disclosure Regulation and similar rules of Other Stock Exchanges
18)	Notice and documents with respect to material issues concerning the Company which may have a material influence on an investor's decision (if any)	Promptly after an occurrence of the event giving rise to such issues or at such time as stipulated in the Timely Disclosure Regulation	Timely Disclosure Regulation and similar rules of Other Stock Exchanges
19)	Announcements and press releases material to an investment decision (if any)	None	None
20)	Annual report to shareholders (*houkokusho*) (including summary annual financial statements) (other than 27) below) (if any)	None	None
21)	Semi-annual report to shareholders (*chukan houkokusho*) (including summary semi-annual financial	None	None

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	statements) (if any)		
22)	Annual Report (in English) and the Environmental Report	None	None
23)	Corporate Facts and Figures (if any)	None	None
24)	Articles of Incorporation (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required))	Available at all times	Article 31 of the Company Law
25)	Minutes of shareholders' meeting (to be made available for inspection by security holders and creditors at the Company's head office and branch offices (if such document becomes duly available by an electric method as required by law, inspection at the branch offices shall not be required))	For ten years at the head office (and for five years at branch offices, if applicable) from the date of such meeting	Article 318 of the Company Law
26)	Commercial Register (containing information such as trade name, business purposes, number of authorized shares, location of head office and branch offices, particulars and number of each class of issued shares, amount of capital and names of representative directors, directors and statutory auditors)	Any change to the registered information is generally required to be registered within two weeks from the date of such change	Articles 911 and 915 of the Company Law
27)	Convocation notice of a general meeting of shareholders (including balance sheet, profit and loss statement, and	Two weeks prior to the meeting	Articles 299, 301, (302, if an electronic voting system is adopted)

	Name of Report or Announcement (prepared in Japanese, unless noted otherwise)	Timing of Publication, Filing or Distribution According to Law, Regulation or Applicable Rule	Source of Requirement
	statement of changes in equity (consolidated and non-consolidated)). Business report (*jigyo houkoku*) and reference materials for exercise of voting rights and a voting card		and 437 of the Company Law
28)	Convocation notice of an extraordinary general meeting of shareholders, reference materials for exercise of voting rights and a voting card (if any)	Two weeks prior to the meeting	Articles 299 and 301 (and 302, if an electronic voting system is adopted) of the Company Law
29)	Statutory notices to shareholders (other than 27) and 28) above)	At such time as required by the Company Law	Company Law
30)	Notice of resolutions of a general meeting of shareholders (in case of an ordinary general meeting of shareholders, including dividend information)	None	None
31)	Voluntary notices to shareholders (if any)	None	None
32)	Statutory public notices	At such time as required by the Securities Law or Company Law	Securities Law or Company Law
33)	Voluntary public notices (if any)	None	None
34)	Internet Website: http://www.jr-central.co.jp/ (in Japanese and English)	None	None

In addition, pursuant to Rule 12g3-2(b)(1)(iii), the Company is furnishing the enclosed documents as identified in Exhibit A attached hereto. With respect to the Japanese language documents listed in Exhibit A for which no English language version is readily available, brief descriptions are set forth in Exhibit B attached hereto.

If you have any questions or requests for additional information, please do not hesitate to contact our United States counsel, Masahisa Ikeda at Shearman & Sterling LLP, 2-2 Uchisaiwaicho 2-chome, Chiyoda-ku, Tokyo 100-0011 Japan, telephone 011-813-5251-1601, fax number 011-813-5251-1602, Email masahisa.ikeda@sherman.com.

Sincerely,

CENTRAL JAPAN RAILWAY COMPANY

By: 河田 仁
Name: Masashi Kawada
Title: Manager
Stock Section
Administration Department

[Enclosures]

END